UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

            (Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2003
or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-09338

                    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICHAELS STORES, INC.
EMPLOYEES 401(k) PLAN

                    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

MICHAELS STORES, INC.
8000 Bent Branch Drive, Irving, Texas 75063
P.O. Box 619566, DFW, Texas 75261-9566

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administration Committee
Michaels Stores, Inc. Employees 401(k) Plan

     We have audited the accompanying statements of net assets available for benefits of the Michaels Stores, Inc. Employees 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2003 and of assets (held at end of year) as of December 31, 2003, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Dallas, Texas
May 25, 2004

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN

STATEMENTS OF
NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2003	2002
Assets
Michaels Stores, Inc. Common Stock Fund	$21,358,944	$16,781,535
Investment in shares of registered investment companies	48,719,710	37,201,612
Participant loans receivable	2,337,064	2,092,012

Total assets	72,415,718	56,075,159

Liabilities
Contributions refundable:
Participants	75,318	—

Total liabilities	75,318	—

Net assets available for benefits	$72,340,400	$56,075,159

See accompanying notes to financial statements.

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN

STATEMENT OF CHANGES IN
NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2003

Additions
Investment income:
Interest	$136,362
Dividends	850,247
Net appreciation in fair value of investments	12,641,414

Total investment income	13,628,023

Contributions:
Participants	5,873,628
Employer	1,938,356
Rollovers	615,518

Total contributions	8,427,502

Total additions	22,055,525
Deductions
Distributions to participants	5,790,284

Net increase	16,265,241
Net assets available for benefits:
Beginning of year	56,075,159

End of year	$72,340,400

See accompanying notes to financial statements.

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. Description of the Plan and Basis of Presentation.

     The Michaels Stores, Inc. Employees 401(k) Plan (the “Plan”) became effective on February 1, 1987, for eligible employees of Michaels Stores, Inc. (the “Employer” or the “Company”) and its subsidiaries. The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is intended to satisfy the qualification requirements of the Internal Revenue Code of 1986, as amended (“IRC”).

     The following is a brief description of the Plan. Participants should refer to the plan document for complete information regarding the Plan.

     Participation - Employees become eligible to participate in the Plan once they have reached the age of 21 and have either completed 500 hours of service with the Company during their first six months of employment or during any subsequent six-month period beginning on January 1 or July 1, or completed 1,000 hours of service with the Company during a 12-month period beginning on January 1 or July 1. The Administration Committee has developed and implemented a system to notify each employee upon his or her initial eligibility to participate in the Plan. Eligible employees who desire to participate in the Plan must elect to participate by phoning the voice response system, speaking with a customer service representative or enrolling on the Plan’s website maintained by the Plan’s recordkeeper to authorize the Employer to make payroll deductions for participant contributions to the Plan.

     Contributions - Each participant may elect to have his or her compensation reduced, in increments of whole percents, at a minimum of 1% up to a maximum of 15% of the participant’s considered compensation, as defined by the Plan, through payroll deductions, and have the Employer contribute these amounts (“Salary Reduction Contributions”) for each pay period to the Plan. A participant’s Salary Reduction Contributions to the Plan and other such plans may not exceed an amount determined under the IRC each calendar year ($12,000 in 2003). Each participant may also elect to make voluntary, after-tax contributions at a minimum of 1% up to a maximum of 10% of the participant’s considered compensation (“Employee Contributions”). In addition, the Employer is required to make a contribution (“Employer Matching Contributions”) to the account of each participant in an amount equal to 50% of the participant’s Salary Reduction Contributions that do not exceed 6% of the participant’s considered compensation in such pay period.

     Employer Matching Contributions are deposited as soon as administratively feasible after the Employer Matching Contributions for the applicable pay period have been determined.

     All contributions are invested based upon the participants’ investment elections. Participants may elect to invest their entire Plan account balance in one of, or in any combination of, a variety of investment options, which have been selected by the Plan’s Investment Committee.

     Administration of the Plan - The Plan is administered by the Administration Committee, currently consisting of two people, both employees of the Employer, appointed by the Employer’s Board of Directors. The members of the Administration Committee serve at the discretion of the Board of Directors without compensation for their services.

     A separate account is maintained in the Plan for each participant. The account balances for participants are adjusted periodically as follows:

     (a) All contributions are allocated to participants’ accounts with each Company payroll.

     (b) Participants’ withdrawal requests are processed weekly.

     (c) Income and gains and losses from investments are allocated to the participants’ accounts daily.

     (d) Transfers are processed on a daily basis.

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2003

1. Description of the Plan and Basis of Presentation (continued).

     Custodian of Investments - The assets of the Plan are held in a trust and managed by State Street Bank and Trust Company (the “Trustee”).

     Vesting - Participants become partially vested in Employer Matching Contributions (including investment gains and losses thereon) at the rate of 33% after one year of service and 67% after two years of service. Employer Matching Contributions vest 100% upon the participant completing three years of service, or upon their death or attainment of age 65 while an employee of the Company. Salary Reduction Contributions and Employee Contributions are 100% vested and non-forfeitable at all times, as are contributions rolled over to the Plan from another plan (“Rollover Contributions”). The Company may use forfeitures from non-vested participants to reduce future Employer Matching Contributions.

     Withdrawals - Upon termination of employment with the Company, participants are entitled to, and may withdraw from the Plan, the vested portion of Employer Matching Contributions and 100% of Salary Reduction Contributions, Employee Contributions and Rollover Contributions. In-service withdrawal provisions of the Plan allow for early withdrawal of Employee Contributions and Rollover Contributions at any time and for any reason. Participants who are employees and are over age 59-1/2 may withdraw amounts from their fully vested accounts. Hardship withdrawals of Salary Reduction Contributions may be made under certain limited circumstances while the participant is employed by the Company. In-service withdrawals may be subject to ordinary income taxes and early distribution penalty taxes. Participants may request distribution of their account any time after their employment termination date, and most participants must begin receiving payments from their account balance by April 1 of the calendar year following the later of the year of employment termination or the year in which they reach age 70-1/2.

     Loans - Active participants in the Plan may obtain loans from their vested account balances subject to certain requirements without incurring income taxes or penalty taxes. Participant loans are repaid, with interest, on an after-tax basis through payroll deductions. Loan repayments (including interest) are deposited to each participant’s account and invested according to the participant’s investment elections in effect at the time of repayment.

     Income Tax Status - The Plan has received a determination letter from the IRS dated July 16, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Administration Committee believes the Plan, as amended, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

     Termination of the Plan - While the Company has not expressed any intent to discontinue the Plan, the Company may terminate the Plan at any time. In the event the Plan is terminated, the Plan accounts of all active participants would become fully vested.

2. Summary of Significant Accounting Policies.

Basis of Accounting

     The financial statements of the Plan are prepared on the accrual method of accounting. Distributions to participants are recorded when paid.

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2003

2. Summary of Significant Accounting Policies (Continued).

Investment Valuation

     The Michaels Stores, Inc. Common Stock Fund invests primarily in Michaels common stock with a fractional amount invested in interest-bearing cash equivalents. Investment in the common stock of the Company is valued at the last reported sales price on the last business day of the Plan year as quoted on the New York Stock Exchange. Investment in shares of registered investment companies is valued based on published prices which represent the net asset values of shares held by the Plan on the last business day of the Plan year. The participant loans receivable is recorded at cost, which approximates fair value. Security transactions are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments.

     The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2003 is as follows:

Fair Value
Michaels Stores, Inc. Common Stock Fund	$21,358,944
AIM Liquid Assets Portfolio	15,074,941
Smith Barney S&P 500 Index Fund	9,146,194

     The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2002 is as follows:

Fair Value
Michaels Stores, Inc. Common Stock Fund	$16,781,535
AIM Liquid Assets Portfolio	14,312,950
Smith Barney S&P 500 Index Fund	4,663,745
Strong Government Securities Fund	3,583,514

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2003

3. Investments (Continued).

     During 2003 the Plan’s investments (including investments purchased, sold or held during the year) appreciated in fair value as follows:

Net Appreciation
in Fair Value of
Investments
Michaels Stores, Inc. Common Stock Fund	$7,226,011
Shares of registered investment companies and other	5,415,403

Total	$12,641,414

     The Plan has investments in various securities. Investment securities are exposed to various risks such as interest rate, credit and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ accounts and the amounts reported in the statements of net assets available for benefits.

4. Administrative Expenses.

     All expenses incidental to the administration of the Plan are charged to the participants’ accounts unless the Employer elects to pay for such expenses. The Employer has elected to pay substantially all expenses in 2003.

5. Subsequent Events.

     Effective January 1, 2004, participants in the Plan who have attained age 50 are able to make catch-up deferral contributions, subject to statutory limitations.

EIN: 75-1943604

PLAN #001

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN

Schedule H; Line 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2003

(a)	(b)
Participant Contributions	Total that Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions
$247*	$247 *

* Represents the earnings repaid on April 16, 2004 related to delinquent participant contributions of $189,024 for the payroll period ended December 22, 2001 that were deposited on January 25, 2002.

EIN: 75-1943604

PLAN #001

MICHAELS STORES, INC. EMPLOYEES 401(k) PLAN

Schedule H; Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2003

		c. Description of investment including
	b. Identity of issue, borrower, lessor or	maturity date, rate of interest,
a.	similar party	collateral, par or maturity value	e. Current value
*	Michaels Stores, Inc.	Common stock, par value $.10 per share	$21,358,944
	AIM Advisors, Inc.	AIM Liquid Assets Portfolio	15,074,941
*	Smith Barney Mutual Funds	Smith Barney S&P 500 Index Fund	9,146,194
	Strong Capital Management, Inc.	Strong Government Securities Fund	3,575,183
	Baron Capital Management	Baron Growth Fund	2,912,104
	Glenmede Advisors, Inc.	Glenmede Institutional International Fund	2,637,468
	The Oakmark Family of Funds	Oakmark Fund	2,459,377
	American Funds	Growth Fund of America	2,414,637
*	Participant Loans Receivable	5.00% to 10.5%	2,337,064
	American Funds	Washington Mutual Investors Fund	2,114,662
	Lazard Asset Management	Lazard Small Capital Institutional Fund	1,891,765
	Dreyfus Corporation	Dreyfus US Treasury Long Term Fund	1,719,776
	Dreyfus Corporation	Dreyfus Emerging Markets Fund	1,597,794
	Cohen & Steers Capital Management, Inc.	Cohen & Steers Realty Shares Fund	1,393,105
	Dreyfus Corporation	Dreyfus Basic GNMA	756,051
	Janus Capital Corporation	Janus Balanced Fund	635,584
	Credit Suisse Asset Management, LLC	Warburg Pincus Global Fixed Income Fund	391,069

			$72,415,718

*   Indicates party-in-interest to the Plan.

     Column (d) is not required as the Plan’s investments are participant-directed, and participant loans receivable have no cost basis.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

MICHAELS STORES, INC.
EMPLOYEES 401(k) PLAN

	By:	/s/ David R. Keepes

David R. Keepes
Member of the Administration Committee

Date: June 25, 2004

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                                 Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).

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